

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 27, 2021

Bhargava Marepally
Chief Executive Officer
StoneBridge Acquisition Corp.
One World Trade Center
Suite 8500
New York, NY 10007

> **Re: StoneBridge Acquisition Corp.**
> **Amendment No. 3 to Registration Statement on Form S-1**
> **Filed May 18, 2021**
> **File No. 333-253641**

Dear Mr. Marepally:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amended Form S-1 filed May 18, 2021

Our warrant agreement will designate the courts..., page 33

1. Please reconcile your statement here that "the warrant agreement provides that, unless we consent in writing to the selection of an alternative forum, the federal district courts of the United States of America shall, to the fullest extent permitted by law, be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act or the rules and regulations promulgated thereunder" with your warrant agreement which does not include such a provision.

Bhargava Marepally
StoneBridge Acquisition Corp.
May 27, 2021
Page 2

You may contact Ralf Sundwall at (202) 551-3105 or Michelle Miller at (202) 551-3368 if you have questions regarding comments on the financial statements and related matters. Please contact Tonya K. Aldave at (202) 551-3601 or John Dana Brown at (202) 551-3859 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Finance

cc: Ari Edelman, Esq.